SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   N/A

     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]      No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter 2004

Interim Report for the Second Quarter of 2004

Bayer Group Key Data
€ million

	2nd Quarter			1st Half

	2003	2004	Change %	2003	2004	Change %
Net sales	7,256	7,583	+ 4.5	14,612	14,945	+ 2.3
of which discontinuing operations	1,604	1,754		3,253	3,380
Change in sales
Volume	+ 4%	+ 6%		+ 4%	+ 8%
Price	+ 3%	+ 2%		+ 1%	0%
Currency	– 11%	– 2%		– 11%	– 4%
Portfolio changes	+ 1%	– 1%		+ 5%	– 2%
EBITDA[1]	1,120	1,151	+ 2.8	2,924	2,514	– 14.0
Operating result (EBIT)	475	524	+ 10.3	1,571	1,344	– 14.4
of which discontinuing operations	(55)	31		(53)	117
of which special items	17	(136)		272	(143)
Return on sales	6.5%	6.9%		10.8%	9.0%
Non-operating result	(197)	(278)	– 41.1	(390)	(435)	– 11.5
Net income	128	128	0.0	714	528	– 26.1
Earnings per share (€)	0.18	0.18		0.98	0.72
Gross cash flow[2]	903	831	– 8.0	2,330	1,815	– 22.1
Net cash flow[3]	937	1,146	+ 22.3	1,122	847	– 24.5
Capital expenditures	324	237	– 26.9	800	422	– 47.3
Research and development expenses	605	513	– 15.2	1,122	1,012	– 9.8
Depreciation and amortization	645	627	– 2.8	1,353	1,170	– 13.5
Number of employees (as of June 30)				117,500	113,600	– 3.3
Personnel expenses	2,012	1,858	– 7.7	3,916	3,708	– 5.3

1)	EBITDA = operating result (EBIT) plus depreciation and amortization

2)	Gross cash flow = operating result (EBIT) plus depreciation and amortization, less gains on retirements of noncurrent assets, less income taxes, and adjusted for changes in pension provisions

3)	Net cash flow = cash flow from operating activities according to IAS 7 2003 figures restated (for details see Notes, page 30 f)

Cover picture:

Scientists at Potsdam-based Bayer BioScience GmbH use modern biotechnology to optimize crop plants. For example, modified starches can be derived from potato tubers that have been altered with molecular biology methods. Julia Hemmerling and Menderes Kantemir investigate strips of this starch, which can be used in many applications.

Interim Report for the Second Quarter

EBIT before special items increases by 44 percent

Currency- and portfolio-adjusted sales up 8 percent

Bayer CropScience, Bayer MaterialScience and Lanxess improve significantly

Bayer HealthCare strengthened by the acquisition of Roche consumer health business

Lanxess stock-market listing proceeding on schedule

Substantial increase expected in second-half EBIT before special items

Bayer made gratifying operating gains in the second quarter of 2004. Sales grew by 4.5 percent to €7,583 million compared to the same period of 2003, and by 7.9 percent when adjusted for currency and portfolio effects. Bayer CropScience, Bayer MaterialScience and Lanxess contributed to this development.

EBIT improved by 10.3 percent to €524 million, and by 44.1 percent to €660 million before special items of €136 million. Included in the special items are €60 million for antitrust risks and €22 million for the stock-market listing of Lanxess. The biggest earnings improvements were achieved by CropScience and MaterialScience. Lanxess also posted a substantial increase in EBIT. As expected, EBIT of HealthCare was down significantly due to expiration of the U.S. patent for our anti-infective Cipro®.

With a non-operating result of minus €278 million, income before income taxes amounted to €246 million. The non-operating result includes non-cash expenses of €98 million from investments in affiliated companies, attributable mainly to one-time charges. After income taxes of €115 million and minority stockholders’ interest, Group net income in the second quarter totaled €128 million. The tax rate was 47 percent due to non-deductible expenses.

Gross cash flow declined by €72 million, or 8.0 percent, to €831 million compared to the same period of last year. By contrast, net cash flow advanced by €209 million, or 22.3 percent, year on year to €1,146 million. Net debt was reduced by €0.5 billion to €6.1 billion.

Looking at the first half of the year, operating performance was gratifying. EBIT before special items improved by 14.5 percent compared with the same period in 2003 to €1,487 million. Risks for the second half result above all from the costs of petrochemical raw materials, which have recently increased sharply and can only be passed on to some extent in our selling prices. Nonetheless, we forecast second-half EBIT before special items significantly above the level posted in the same period of last year. We also reaffirm our expectation of growing full-year EBITDA by more than 10 percent.

Net Sales
€ million

Operating Result (EBIT)
€ million

Gross Cash Flow
€ million

Net Cash Flow
€ million

Our preparations for the stock-market listing of Lanxess are proceeding on schedule. Lanxess will be separated from the Bayer Group by way of a spin-off. An Extraordinary Stockholders’ Meeting on November 17, 2004 will vote on this course of action. The proposal is that the stockholders of Bayer AG receive 100 percent of the shares of the spun-off Lanxess Group.

Pending the approval of the antitrust authorities, Bayer has acquired the consumer health business of Roche for a total purchase price of €2.38 billion. This transaction, which was announced in July, represents an important part of our HealthCare strategy of growing our consumer health activities by expanding the product portfolio. With total sales of about €2.4 billion, the combined OTC business will be among the world’s top three leading suppliers of non-prescription medicines.

Performance by Subgroup

Our business activities are grouped together in the HealthCare, CropScience, MaterialScience and Lanxess subgroups, comprising the following reporting segments:

Subgroup	Segments
HealthCare	Pharmaceuticals/Biological Products; Consumer Care/Diagnostics; Animal Health
CropScience	CropScience
MaterialScience	Materials; Systems
Lanxess	Lanxess

Performance by Subgroup in the Second Quarter of 2004
€ million

Performance by Subgroup in the First Half of 2004
€ million

Bayer HealthCare

Sales of the Bayer HealthCare subgroup fell by 4.4 percent to €2,108 million in the second quarter of 2004. Adjusted for currency and portfolio effects, sales dipped by 0.9 percent year on year. EBIT dropped by €169 million, or 43.8 percent, to €217 million, due mostly to special gains (€122 million) from the divestiture of the household insecticides business recognized in the previous year’s figure. We were able to largely offset the reduction in earnings resulting from the genericization of Cipro® in the United States.

Increased risks in our HealthCare business continue to exist from litigation commenced in the United States following the voluntary withdrawal of the statin Lipobay/Baycol from the market and the voluntary cessation in the marketing of products containing PPA. Without acknowledging any liability, the company had settled 2,825 Lipobay/Baycol cases as of August 6, 2004, resulting in settlement payments totaling approximately US$ 1,084 million. As of that date, 7,906 cases were pending worldwide. Bayer will

Bayer HealthCare	2nd Quarter			1st Half

€ million	2003	2004	Change %	2003	2004	Change %
Net sales	2,204	2,108	– 4.4	4,312	4,232	– 1.9
of which discontinuing operations	153	162		293	310
EBITDA*	509	341	– 33.0	1,123	721	– 35.8
of which discontinuing operations	(1)	23		(9)	34
Operating result (EBIT)	386	217	– 43.8	874	494	– 43.5
of which discontinuing operations	(8)	11		(23)	22
of which special items	96	0		296	0
Gross cash flow*	438	211	– 51.8	912	469	– 48.6
of which discontinuing operations	2	22		(5)	33
Net cash flow*	112	333	+ 197.3	445	363	– 18.4
of which discontinuing operations	(28)	4		(42)	(25)

* for definition see Bayer Group Key Data on page 2

Best-Selling			Change			Change
Bayer HealthCare Products	2nd Quarter		in local	1st Half		in local
			currencies			currencies
€ million	2004	Change %	%	2004	Change %	%
Ciprobay®/Cipro® (Pharmaceuticals)	202	– 54.4	– 54.4	483	– 38.0	– 34.3
Adalat® (Pharmaceuticals)	172	– 6.5	– 6.0	340	+ 0.6	+ 3.3
Aspirin® (Consumer Care/Pharmaceuticals)	165	+ 9.3	+ 15.9	293	+ 2.4	+ 8.0
Ascensia® product line (Diagnostics)	157	+ 20.8	+ 27.7	293	+ 11.8	+ 16.4
Kogenate® (Biological Products)	135	+ 27.4	+ 30.2	256	+ 19.1	+ 22.8
ADVIA Centaur® System (Diagnostics)	112	+ 23.1	+ 30.8	216	+ 20.0	+ 25.0
Avalox®/Avelox® (Pharmaceuticals)	55	+ 77.4	+ 74.2	159	+ 14.4	+ 21.6
Gamimune® N/Gamunex®
(Biological Products)	79	+ 1.3	+ 6.4	158	+ 14.5	+ 23.2
Glucobay® (Pharmaceuticals)	70	+ 7.7	+ 9.2	143	+ 5.9	+ 10.4
Advantage®/Advantix® (Animal Health)	67	– 2.9	0.0	112	+ 4.7	+ 12.1
Levitra® (Pharmaceuticals)	40	•	•	106	•	•
Prolastin® (Biological Products)	43	– 2.3	0.0	80	– 4.8	+ 2.4
One-A-Day® (Consumer Care)	45	+ 50.0	+ 63.3	73	+ 12.3	+ 26.2
Trasylol® (Pharmaceuticals)	30	+ 3.4	+ 3.4	73	+ 5.8	+ 14.5
Baytril® (Animal Health)	33	0.0	0.0	72	– 2.7	+ 2.7
Total	1,405	– 6.1	– 3.4	2,857	– 1.3	+ 3.9
Proportion of Bayer HealthCare sales	66.7%			67.5%

continue its policy of trying to agree on fair compensation for anyone who experienced serious side effects from Lipobay/Baycol on its own initiative and without acknowledging any legal liability. Where facts have been developed in the course of the litigation, it so far appears that the vast majority of plaintiffs did not suffer serious side-effects.

Should the U.S. plaintiffs in the Baycol litigation or in the phenylpropanolamine (PPA) product liability litigation substantially prevail despite the existing meritorious defenses, it is possible that Bayer could face payments that exceed its insurance coverage and are not covered through the accounting measures already taken. The same is true should a significant further increase in settlement cases occur in the Baycol litigation. PPA, which was widely used as an active ingredient in appetite suppressants and cough-and-cold medications by many manufacturers, was voluntarily replaced by Bayer and other producers in the U.S. after a recommendation in 2000 by the U.S. Food and Drug Administration.

Pharmaceuticals/Biological Products

Sales of the Pharmaceuticals Division fell in the second quarter by €186 million, or 20.0 percent, to €744 million. The decline in sales of the anti-infective Cipro® following expiration of our patent in the United States could only be compensated in part by growing business with other products.

Sales of Ciprobay®/Cipro® declined by €241 million, or 54.4 percent, compared to the second quarter of 2003. The once-daily formulation Cipro XR® claimed 16 percent of total ciprofloxacin prescriptions by the end of the second quarter.

Pharmaceuticals/Biological Products	2nd Quarter			1st Half

€ million	2003	2004	Change %	2003	2004	Change %
Net sales	1,190	1,040	– 12.6	2,321	2,216	– 4.5
of which discontinuing operations	153	162		293	310
Pharmaceuticals	930	744	– 20.0	1,811	1,650	– 8.9
Biological Products	260	296	+ 13.8	510	566	+ 11.0
EBITDA*	206	120	– 41.7	464	325	– 30.0
of which discontinuing operations	(1)	23		(9)	34
Operating result (EBIT)	150	65	– 56.7	353	229	– 35.1
of which discontinuing operations	(8)	11		(23)	22
of which special items	(24)	0		(3)	0
Gross cash flow*	175	74	– 57.7	364	197	– 45.9
of which discontinuing operations	2	22		(5)	33
Net cash flow*	(152)	166	•	(45)	84	•
of which discontinuing operations	(28)	4		(42)	(25)

* for definition see Bayer Group Key Data on page 2

Our erectile dysfunction drug Levitra®, which we launched in 2003, increased its market share to more than 10 percent. Contributing to this success were more than 30 further launches of the product in the first half of 2004, including its successful introduction in Japan on June 21, 2004. Levitra® holds a 10 percent share of the U.S. market overall and a 15 percent share of new prescriptions. We captured higher market share in key European countries such as Germany (18 percent). However, overall the market performance of Levitra® did not meet our expectations. Sales in the second quarter were additionally impacted by wholesalers reducing their inventories.

Avalox®/Avelox® (respiratory diseases), Glucobay® (type 2 diabetes) and Aspirin Cardio® (myocardial infarction and stroke prophylaxis) continued to perform positively. Avelox® received marketing authorization from the U.S. Food and Drug Administration for the treatment of community-acquired pneumonia caused by the Streptococcus pneumoniae bacterium that is resistant to conventional antibiotics. Avelox® is thus the first antibiotic approved for this indication in the United States.

In the field of cancer research, we published encouraging news concerning the use of our Raf kinase inhibitor – which we are developing jointly with U.S.-based Onyx Pharmaceuticals, Inc.– to treat patients with advanced kidney and skin cancer. The substance is currently in Phase III clinical trials for the treatment of advanced renal cell carcinoma. We were also able to present positive study results for our Factor Xa inhibitor for the treatment and prevention of thrombosis.

Sales of the Biological Products Division climbed by 13.8 percent in the second quarter of 2004, to €296 million. Kogenate®, in particular, continued to perform very satisfactorily, with sales moving ahead by €29 million, or 27.4 percent, to €135 million. Business expanded most strongly in Europe and North America. We are currently involved in negotiations with potential buyers for our plasma business, which is reported under discontinuing operations.

				Change
Pharmaceuticals/Biological Products	2nd Quarter			in local
				currencies
Net sales by market (€ million)	2003	2004	Change %	%
Europe	333	363	+ 9.0	+ 8.8
North America	554	351	– 36.6	– 35.1
Asia/Pacific	210	227	+ 8.1	+ 7.9
Latin America/Africa/Middle East	93	99	+ 6.5	+ 13.9
Total	1,190	1,040	– 12.6	– 11.4

The global pharmaceuticals market maintained its high growth rate in the second quarter, spurred primarily by North America, which accounts for almost 50 percent of the world market. Bayer saw business decline considerably in this region, due especially to the genericization of its best-selling product Cipro®.

The European pharmaceuticals market expanded by an average 7 percent, with the rates differing considerably from country to country. Bayer slightly outperformed the European market overall, growing by 9.0 percent.

In the Asia/Pacific region, growth rates in Japan edged up to about 4 percent despite price reductions in April. Bayer grew considerably faster than the market, with sales up by 9.1 percent. Particularly pleasing was the growth in sales of 46.1 percent posted by our business in China.

Year-on-year EBIT of the Pharmaceuticals/Biological Products segment fell by €85 million to €65 million. This decline, which was due mostly to the expiration of our patent for Cipro® in the United States and to high launch costs for Levitra®, could only be partially offset by growing sales of individual products and by cost-containment measures.

Consumer Care/Diagnostics	2nd Quarter			1st Half
			Change			Change
€ million	2003	2004	%	2003	2004	%
Net sales	800	843	+ 5.4	1,598	1,613	+ 0.9
Consumer Care	340	333	– 2.1	690	659	– 4.5
Diagnostics	460	510	+ 10.9	908	954	+ 5.1
Diagnostics Professional Testing Systems	321	340	+ 5.9	628	643	+ 2.4
Diagnostics Self Testing Systems	139	170	+ 22.3	280	311	+ 11.1
EBITDA*	251	169	– 32.7	559	307	– 45.1
Operating result (EBIT)	191	107	– 44.0	436	188	– 56.9
of which special items	119	0		297	0
Gross cash flow*	214	104	– 51.4	458	213	– 53.5
Net cash flow*	242	129	– 46.7	448	234	– 47.8

* for definition see Bayer Group Key Data on page 2

Consumer Care/Diagnostics

Sales of the Consumer Care Division moved back by 2.1 percent to €333 million, due to the divestment of the household insecticides business. When adjusted for portfolio changes and currency effects, sales rose by 8.0 percent. The main growth market was North America, where sales were up by 11.7 percent in local currencies. This was attributable to new product launches – including the One-A-Day CarbSmart® dietary supplement – and to the continued positive performance of Aleve®. Co-marketed with Roche, this product is now the third leading pain reliever in the U.S. OTC market.

Effective June 1, 2004, we divided Diagnostics into two divisions: Diagnostics Professional Testing Systems and Diagnostics Self Testing Systems. The aim is to provide both divisions with added flexibility so that they can respond better to the unique characteristics of their respective markets in terms of, for example, customer structure and distribution channels. Sales of the Diagnostics Professional Testing Systems Division grew by 5.9 percent or 8.9 percent in local currencies. This was due mainly to considerable gains by the ADVIA Centaur® product line (23.1 percent), particularly in the United States. Following the successful introduction in Europe, Latin America and Asia of a new test from our ADVIA® system to support the diagnosis of hepatitis B infections, the test was recently approved by the U.S. Food and Drug Administration. Business in the Diagnostics Self Testing Systems Division improved by 22.3 percent year on year in the second quarter, and by 27.2 percent in local currencies. This was largely attributable to newly introduced blood glucose measurement systems from the Ascensia® line. The Ascensia® Contour system has now been successfully launched in the United States, Canada and the United Kingdom.

				Change
Consumer Care/Diagnostics	2nd Quarter			in local
			Change	currencies
Net sales by market (€ million)	2003	2004	%	%
Europe	268	297	+ 10.8	+ 10.5
North America	342	366	+ 7.0	+ 14.3
Asia/Pacific	81	77	– 4.9	– 4.0
Latin America/Africa/Middle East	109	103	– 5.5	+ 1.9
Total	800	843	+ 5.4	+ 9.5

The strong growth in Europe and North America resulted from the positive developments in Consumer Care and the two Diagnostics divisions.

There were contrasting trends in the world’s OTC markets. Growth in nearly all segments of the U.S. OTC market weakened slightly, although Bayer increased sales in the United States by 4.9 percent and 11.8 percent in local currencies. In Germany, Europe’s biggest OTC market, development was restrained largely by reforms to the country’s health care system. In other countries, such as Italy and the United Kingdom, we participated in the growth of the market, with business advancing by 23.2 and 8.9 percent, respectively.

Continued positive development in the U.S. self-testing market was the main factor in growth of 12 percent worldwide in the first half of 2004. All major suppliers in this industry benefited from market expansion in the United States, with Bayer achieving the highest growth rates. Bayer also grew faster than the market outside of the U.S. Globally, the professional testing market expanded by about 5 percent. Here, too, Bayer grew considerably faster than the market.

EBIT of the Consumer Care/Diagnostics segment fell by €84 million to €107 million as a result of special gains of €122 million from the divestment of the household insecticides business in the second quarter of 2003. Before special items, EBIT climbed significantly by €35 million, or 48.6 percent.

Animal Health	2nd Quarter			1st Half

€ million	2003	2004	Change %	2003	2004	Change %
Net sales	214	225	+ 5.1	393	403	+ 2.5
EBITDA*	52	52	0.0	100	89	– 11.0
Operating result (EBIT)	45	45	0.0	85	77	– 9.4
of which special items	1	0		2	0
Gross cash flow*	49	33	– 32.7	90	59	– 34.4
Net cash flow*	22	38	+ 72.7	42	45	+ 7.1

* for definition see Bayer Group Key Data on page 2

Animal Health

Sales of the Animal Health segment rose by €11 million, or 5.1 percent, overall to €225 million due largely to stronger demand in North America. Measured in local currencies, the increase was 8.8 percent. Our new antiparasitic Advantix® and the coccidiosis treatment Baycox® 5% continued to perform well. EBIT remained steady at last year’s pleasing level of €45 million.

				Change
Animal Health	2nd Quarter			in local
			Change	currencies
Net sales by market (€ million)	2003	2004	%	%
Europe	66	71	+ 7.6	+ 7.1
North America	82	89	+ 8.5	+ 16.3
Asia/Pacific	35	32	– 8.6	– 7.8
Latin America/Africa/Middle East	31	33	+ 6.5	+ 11.0
Total	214	225	+ 5.1	+ 8.8

Bayer CropScience	2nd Quarter			1st Half

€ million	2003	2004	Change %	2003	2004	Change %
Net sales	1,567	1,642	+ 4.8	3,228	3,374	+ 4.5
Crop Protection	1,284	1,352	+ 5.3	2,641	2,768	+ 4.8
Insecticides	353	383	+ 8.5	723	769	+ 6.4
Fungicides	325	349	+ 7.4	651	688	+ 5.7
Herbicides	540	547	+ 1.3	1,073	1,100	+ 2.5
Seed Treatment	66	73	+ 10.6	194	211	+ 8.8
Environmental Science	215	216	+ 0.5	420	402	– 4.3
BioScience	68	74	+ 8.8	167	204	+ 22.2
EBITDA*	232	341	+ 47.0	877	897	+ 2.3
Operating result (EBIT)	37	159	•	484	538	+ 11.2
of which special items	(49)	(41)		(15)	(41)
Gross cash flow*	154	192	+ 24.7	670	539	– 19.6
Net cash flow*	735	585	– 20.4	543	346	– 36.3

* for definition see Bayer Group Key Data on page 2

Bayer CropScience

Following a strong first quarter, the Bayer CropScience subgroup increased its year-on-year sales in the second quarter as well. Business was up by €75 million, or 4.8 percent, to €1,642 million; when adjusted for currency and portfolio effects, the improvement was 7.5 percent.

The Crop Protection Business Group saw sales increase by 5.3 percent to €1,352 million.

Business in our highest-volume product group, Confidor®/Gaucho®/Admire®/Merit®, improved in the second quarter by 5.3 percent, or by 10.7 percent in local currencies. This was mainly attributable to weather conditions favorable to our business and the delayed start – in part into the second quarter – to the insecticides business.

Sales of our Folicur® fungicide rose by 7.2 percent to €104 million. This resulted both from continuing efforts to eliminate Asian rust in Brazil and from the weather conditions in Europe, which led to higher sales of crop protection products for cereals.

Due to lower sales in Canada and the United States, in particular, our Puma® herbicide saw a year-on-year decline of 13.7 percent in the second quarter. However, sales remained steady for the first half as a whole.

	2nd Quarter			1st Half
Best-Selling			Change			Change
Bayer CropScience Products			in local			in local
		Change	currencies		Change	currencies
€ million	2004	%	%	2004	%	%
Confidor®/Gaucho®/Admire®/Merit®
(Insecticides/Seed Treatment/Environmental Science)	158	+ 5.3	+ 10.7	329	– 5.2	– 0.6
Folicur®/Raxil® (Fungicides/Seed Treatment)	104	+ 7.2	+ 12.4	212	+ 21.1	+ 24.6
Puma® (Herbicides)	82	– 13.7	– 9.5	142	– 0.7	+ 3.5
Basta®/Liberty® (Herbicides)	73	+ 17.7	+ 22.6	123	+ 23.0	+ 29.0
Betanal® (Herbicides)	64	– 5.9	– 1.5	116	– 3.3	0.0
FLINT®/Stratego®/Sphere® (Fungicides)	53	– 7.0	– 1.8	113	+ 0.9	+ 4.5
Decis®/K-Othrine®
(Insecticides/Environmental Science)	54	+ 5.9	+ 9.8	92	+ 10.8	+ 14.5
Temik® (Insecticides)	20	– 20.0	– 24.0	68	+ 36.0	+ 46.0
Hussar® (Herbicides)	21	– 4.5	– 9.1	60	– 3.2	– 1.6
Axiom®/Define®/Epic® (Herbicides)	23	+ 9.5	+ 9.5	55	+ 31.0	+ 38.1
Total	652	+ 0.6	+ 4.6	1,310	+ 6.2	+ 10.5
Proportion of Bayer CropScience sales	39.7%			38.8%

Our Basta® herbicide put in a strong showing, with sales advancing by 17.7 percent overall to €73 million. The product performed particularly well in Canada.

Sales of our FLINT® fungicide receded by 7.0 percent to €53 million in a difficult western European market for products containing strobilurins as the active substance. In local currencies the decrease was 1.8 percent. However, we were able to more than compensate for this decline through the successful introduction of the innovative Proline® family of cereal fungicides in Germany.

Compared with the same period last year, sales of the Environmental Science Business Group remained steady at €216 million. After adjustment for currency changes, the improvement was 4.6 percent. This was due in part to higher sales of the insecticide Merit® for landscape management and of the U.S. home and garden products.

Sales of the BioScience Business Group moved ahead year on year by 8.8 percent to €74 million, with strong contributions coming from InVigor® (canola seed) and FiberMax® (cotton seed), as well as from our rice seed products.

	2nd Quarter			Change
CropScience				in local
			Change	currencies
Net sales by market (€ million)	2003	2004	%	%

Europe	615	641	+4.2	+4.3
North America	507	551	+8.7	+15.7
Asia/Pacific	222	228	+2.7	+3.0
Latin America/Africa/Middle East	223	222	–0.4	+6.3
Total	1,567	1,642	+4.8	+8.1

The positive trend in the global crop protection market continued in the second quarter.

The industry benefited from favorable weather conditions in Europe, although sales were held back in some countries by high inventories from the previous year. Bayer expanded its sales in this region by 4.2 percent, improving particularly in fungicides.

In the North America region, too, our business performed very well in the second quarter, primarily as a result of good growing conditions for key crops: cereals, corn and soybeans. A further reason for the 8.7 percent growth in sales was the weather-related increase in the occurrence of corn pests. After adjustment for currency effects, sales advanced by 15.7 percent.

In Asia, market performance was unsatisfactory, particularly in the important Japanese and South Korean markets, as a result of intense competition and heavy pressure on prices. Bayer made modest gains in the region as a whole, with sales up by 2.7 percent.

Growth in the Latin America region remained brisk year on year. The increase in soybean acreages, coupled with a massive outbreak of Asian rust in soybean crops, triggered a marked increase in fungicide use, from which Bayer also benefited. Despite receding sales in the Middle East, we grew our business by 6.3 percent for the region as a whole in local currencies.

EBIT of CropScience rose by €122 million in the second quarter, to €159 million. This substantial increase in earnings resulted above all from higher sales and the achievement of further synergies from the integration of the ACS business. The special charges of €41 million comprise mainly restructuring expenses for site closures in the United Kingdom, as well as charges for legal risks. After adjustment, EBIT thus climbed by €114 million to €200 million.

Bayer MaterialScience	2nd Quarter			1st Half

€ million	2003	2004	Change %	2003	2004	Change %
Net sales	1,854	2,091	+12.8	3,721	3,968	+6.6

EBITDA*	253	366	+44.7	555	647	+16.6

Operating result (EBIT)	93	215	+131.2	191	350	+83.2

of which special items	(38)	0		(51)	0
Gross cash flow*	241	264	+9.5	522	495	–5.2

Net cash flow*	174	141	–19.0	337	193	–42.7

* for definition see Bayer Group Key Data on page 2

Bayer MaterialScience

In the second quarter of 2004, the Bayer MaterialScience subgroup increased sales by a gratifying €237 million, or 12.8 percent, to €2,091 million. Currency- and portfolio-adjusted sales jumped by 17.3 percent. EBIT rose by €122 million, or 131.2 percent, to €215 million, due especially to the improved earnings performance in Polycarbonates and Polyurethanes. The growth in EBIT before special items was €84 million, or 64.1 percent.

Materials	2nd Quarter			1st Half

€ million	2003	2004	Change %	2003	2004	Change %
Net sales	694	800	+15.3	1,389	1,500	+8.0
Polycarbonates	417	489	+17.3	847	919	+8.5
Thermoplastic Polyurethanes	46	47	+2.2	90	92	+2.2
Wolff Walsrode	86	81	–5.8	169	158	–6.5
H.C. Starck	145	183	+26.2	283	331	+17.0
EBITDA*	88	140	+59.1	190	232	+22.1
Operating result (EBIT)	33	78	+136.4	68	110	+61.8
of which special items	(12)	0		(12)	0
Gross cash flow*	85	104	+22.4	178	179	+0.6
Net cash flow*	(22)	59	•	93	75	–19.4

* for definition see Bayer Group Key Data on page 2

Materials

Sales of the Materials segment were up substantially compared with the second quarter of 2003, growing 15.3 percent to €800 million. When adjusted for currency and portfolio effects, sales growth was even stronger at 20.8 percent.

In this segment, the Polycarbonates Business Unit posted very pleasing growth of €72 million, or 17.3 percent, to €489 million. This was attributable particularly to strong demand from producers of optical storage media such as CDs and DVDs.

H.C. Starck also significantly boosted its performance year on year, growing sales by 26.2 percent. This was due mainly to the upturn in the electronics industry and to price increases for some products. In the North America region, we were able to grow faster than the market.

				Change
Materials	2nd Quarter			in local
			Change	currencies
Net sales by market (€ million)	2003	2004	%	%
Europe	322	342	+6.2	+6.2
North America	148	178	+20.3	+27.7
Asia/Pacific	180	228	+26.7	+31.2
Latin America/Africa/Middle East	44	52	+18.2	+23.0
Total	694	800	+15.3	+18.3

Second-quarter sales of the segment increased by 6.2 percent in Europe. However, growth fell far short of that in the other regions due to the sluggish economy.

In North America, Bayer benefited from vigorous economic growth, increasing sales by a total of 20.3 percent – 27.7 percent in local currencies – thanks to strong demand for Makrolon® polycarbonate.

Buoyed by continuing strong demand from the electronics industry, sales in the Asia/Pacific region increased by 26.7 percent. High sales of polycarbonate in China played a key role in this growth.

EBIT of the Materials segment advanced by €45 million to €78 million in the second quarter, due particularly to a demand-driven increase in production capacity utilization. This earnings increase was also made possible in part by the success of our cost-containment programs and by the absence of special charges that were still a factor in the previous year. Significantly higher raw material costs could only be passed on to customers in part through price increases.

Systems	2nd Quarter			1st Half
			Change			Change
€ million	2003	2004	%	2003	2004	%
Net sales	1,160	1,291	+11.3	2,332	2,468	+5.8
Polyurethanes	797	912	+14.4	1,587	1,732	+9.1
Coatings, Adhesives, Sealants	296	323	+9.1	616	624	+1.3
Inorganic Basic Chemicals	58	51	–12.1	110	100	–9.1
Others	9	5	–44.4	19	12	–36.8
EBITDA*	165	226	+37.0	365	415	+13.7
Operating result (EBIT)	60	137	+128.3	123	240	+95.1
of which special items	(26)	0		(39)	0
Gross cash flow*	156	160	+2.6	344	316	–8.1
Net cash flow*	196	82	–58.2	244	118	–51.6

* for definition see Bayer Group Key Data on page 2

Systems

Sales of the Systems segment moved ahead by 11.3 percent to €1,291 million compared to the previous year, and by 15.3 percent when adjusted for currency and portfolio effects.

Polyurethanes performed gratifyingly, with sales advancing by 14.4 percent. MDI production has been increased to full capacity. As raw material costs remain high, nearly all producers have implemented price increases. The announcement of further price adjustments for the third quarter led to our customers building up inventories in the second quarter. The polyether business also contributed to improved sales through higher prices and volumes.

Growth in the Coatings, Adhesives, Sealants Business Unit was largely achieved with the aliphatic and aromatic isocyanates product lines (for surface coatings).

Sales of Inorganic Basic Chemicals declined by 12.1 percent due to a sharp drop in prices for caustic soda.

				Change
Systems	2nd Quarter			in local
			Change	currencies
Net sales by market (€ million)	2003	2004	%	%
Europe	535	575	+7.5	+7.6
North America	345	384	+11.3	+18.1
Asia/Pacific	163	194	+19.0	+21.1
Latin America/Africa/Middle East	117	138	+17.9	+21.8
Total	1,160	1,291	+11.3	+14.1

Despite stagnation in the automotive industry, sales in the Europe region improved by a gratifying 7.5 percent to €575 million.

Sales in North America and the Asia/Pacific region climbed 18.1 and 21.1 percent, respectively, due especially to continuing strong demand from the construction industry for MDI for thermal insulating materials.

Currency-adjusted sales in the Latin America/Africa/Middle East region rose by 21.8 percent, mostly as a result of good business with polyurethane raw materials. Due to restrained demand from the construction industry, only single-digit growth was recorded in Latin America.

EBIT of the Systems segment improved by €77 million to €137 million in the second quarter. EBIT before special items grew by €51 million, or 59.3 percent. High utilization of capacities and successful cost-containment measures were largely responsible for this rise in earnings. Sharply increased raw material prices, especially for benzene, could only be partially offset by price increases.

Lanxess	2nd Quarter			1st Half
			Change			Change
€ million	2003	2004	%	2003	2004	%
Net sales	1,451	1,592	+9.7	2,960	3,070	+3.7
Chemical Intermediates	272	288	+5.9	546	570	+4.4
Performance Chemicals	478	488	+2.1	970	954	–1.6
Engineering Plastics	333	424	+27.3	683	810	+18.6
Performance Rubber	340	371	+9.1	696	695	–0.1
Others	28	21	–25.0	65	41	–36.9
EBITDA*	57	135	+136.8	186	271	+45.7
Operating result (EBIT)	(47)	20	•	(30)	95	•
of which special items	(23)	(31)		(25)	(31)
Gross cash flow*	47	113	+140.4	155	224	+44.5
Net cash flow*	(74)	78	•	(123)	16	•

* for definition see Bayer Group Key Data on page 2

Lanxess

Sales of the Lanxess subgroup advanced by €141 million, or 9.7 percent, to €1,592 million in the second quarter, and by 11.6 percent when adjusted for currency and portfolio effects.

Business in Chemical Intermediates grew by 5.9 percent over the second quarter of 2003 to €288 million, due particularly to increased sales of basic chemicals in North America and inorganic pigments in Europe.

				Change
Lanxess	2nd Quarter			in local
			Change	currencies
Net sales by market (€ million)	2003	2004	%	%
Europe	782	820	+4.9	+4.7
North America	322	369	+14.6	+21.1
Asia/Pacific	222	255	+14.9	+16.3
Latin America/Africa/Middle East	125	148	+18.4	+22.1
Total	1,451	1,592	+9.7	+11.6

Performance Chemicals boosted sales by 2.1 percent year on year to €488 million. Gratifying gains were made above all by Rhein Chemie, Material Protection Products and Ion Exchange Resins.

Sales of Engineering Plastics were up by 27.3 percent compared to the same period of 2003, to €424 million. This was mainly attributable to the Styrenic Resins business, where we were able to grow volume sales and pass on raw material cost increases to some extent in our selling prices.

Sales of Performance Rubber moved ahead by 9.1 percent to €371 million. The Technical Rubber Products business grew by 17.1 percent, while sales of Butyl Rubber rose by 10.9 percent as a result of higher prices and volumes.

EBIT of the Lanxess segment amounted to €20 million in the second quarter, a year-on-year gain of €67 million. We improved EBIT before special items by €75 million. In a pleasing development, we increased EBITDA by €78 million to €135 million.

Bayer Group Summary Cash Flow Statements

	2nd Quarter		1st Half

€ million	2003	2004	2003	2004
Gross cash flow*	903	831	2,330	1,815
Changes in working capital	34	315	(1,208)	(968)
Net cash provided by operating activities	937	1,146	1,122	847
of which discontinuing operations	(102)	(82)	(165)	(9)
Net cash provided by (used in) investing activities	(40)	55	949	215
of which discontinuing operations	(57)	(15)	(72)	(63)
Net cash used in financing activities	(1,318)	(977)	(1,093)	(1,135)
of which discontinuing operations	(159)	(67)	(237)	(72)
Changes in cash and cash equivalents due to business activities	(421)	224	978	(73)
Cash and cash equivalents at beginning of period	2,165	2,440	767	2,734
Change due to exchange rate movements and to changes in scope of consolidation	(16)	(2)	(17)	5
Cash and cash equivalents at end of second quarter	1,728	2,666	1,728	2,666
Marketable securities and other instruments	30	215	30	215
Liquid assets as per balance sheets	1,758	2,881	1,758	2,881

* for definition see Bayer Group Key Data on page 2
2003 figures restated (for details see Notes, page 30 f)

Liquidity and Capital Resources

Compared to the same period of 2003, the gross cash flow of the Bayer Group receded by €72 million, or 8.0 percent, to €831 million. A diminishing effect came from higher payments associated with the utilization of provisions for early retirement programs, as well as from non-cash gains of €121 million resulting from a reduction in pension programs in the United States. By contrast, the net cash flow increased by €209 million, or 22.3 percent, to €1,146 million, due to a reduction in working capital. Depreciation and amortization amounted to €627 million in the second quarter; for the full year we expect depreciation and amortization to total approximately €2.3 billion.

Net cash of €55 million was provided by investing activities. Outflows of €237 million were partially offset by €70 million in cash receipts from sales of noncurrent assets. Interest and other cash inflows amounted to €222 million. Capital expenditures in the second half of 2004 will substantially exceed those of the first half (€422 million). For the full year 2004, we expect capital expenditures to total around €1.4 billion.

Financing activities resulted in net cash outflows of €977 million, including dividend payments of €372 million, net loan repayments of €263 million and interest payments of €342 million, which decreased largely because of a reduction in our financial liabilities.

Cash and cash equivalents increased overall by €226 million to €2,666 million. Including marketable securities and other instruments, the Group had liquid assets of €2,881 million on June 30, 2004.

Employees

On June 30, 2004 the Bayer Group had 113,600 employees, 1,800 fewer than at the start of the year. Headcount was reduced by 1,300 in Europe, 500 in North America and 100 in Asia/Pacific. The workforce in the Latin America/Africa/Middle East region grew by 100. The Bayer Group had 117,500 employees on June 30, 2003.

Personnel expenses in the second quarter of 2004 were down by 7.7 percent to €1,858 million. The first-half total of €3,708 million represents a year-on-year decrease of 5.3 percent.

Bayer Group Consolidated Statements of Income (Summary)

€ million

	2nd Quarter		1st Half

	2003	2004	2003	2004
Net sales	7,256	7,583	14,612	14,945
of which discontinuing operations	1,604	1,754	3,253	3,380
Cost of goods sold	(4,143)	(4,494)	(8,114)	(8,470)
Gross profit	3,113	3,089	6,498	6,475
Selling expenses	(1,620)	(1,605)	(3,179)	(3,094)
Research and development expenses	(605)	(513)	(1,122)	(1,012)
General administration expenses	(384)	(423)	(761)	(813)
Other operating income	296	262	717	391
Other operating expenses	(325)	(286)	(582)	(603)
Operating result (EBIT)	475	524	1,571	1,344
of which discontinuing operations	(55)	31	(53)	117
Non-operating result	(197)	(278)	(390)	(435)
Income before income taxes	278	246	1,181	909
Income taxes	(149)	(115)	(459)	(372)
Income after taxes	129	131	722	537
Minority stockholders’interest	(1)	(3)	(8)	(9)
Net income	128	128	714	528
Earnings per share (€)	0.18	0.18	0.98	0.72

2003 figures restated (for details see Notes, page 30 f)

Bayer Group Consolidated Balance Sheets (Summary)

€ million

	June 30,	June 30,	Dec. 31,
	2003	2004	2003
Assets
Noncurrent assets
Intangible assets	8,366	6,336	6,514
Property, plant and equipment	11,437	9,663	9,937
Investments	2,261	1,689	1,781
	22,064	17,688	18,232
Current assets
Inventories	6,534	6,151	5,885
Receivables and other assets
Trade accounts receivable	5,860	5,988	5,071
Other receivables and other assets	3,313	3,079	3,854
	9,173	9,067	8,925
Liquid assets	1,758	2,881	2,863
	17,465	18,099	17,673
Deferred taxes	742	1,310	1,298
Deferred charges	357	274	242
Total assets	40,628	37,371	37,445
of which discontinuing operations	6,345	5,393	5,655

Stockholders’ Equity and Liabilities
Stockholders’ equity
Capital stock and reserves	4,812	4,812	4,812
Retained earnings	10,480	8,753	10,479
Net income	714	528	(1,361)
Currency translation adjustment	(981)	(1,514)	(1,699)
Miscellaneous items	98	27	(18)
	15,123	12,606	12,213
Minority stockholders’ interest	129	100	123
Liabilities
Long-term liabilities
Long-term financial obligations	7,044	6,671	7,113
Miscellaneous long-term liabilities	83	105	98
Provisions for pensions and other post-employment benefits	4,992	5,020	5,072
Other long-term provisions	1,249	1,410	1,343
	13,368	13,206	13,626
Short-term liabilities
Short-term financial obligations	2,992	2,699	2,313
Trade accounts payable	1,983	2,079	2,265
Miscellaneous short-term liabilities	1,950	1,709	2,361
Short-term provisions	2,424	2,903	2,448
	9,349	9,390	9,387
	22,717	22,596	23,013

of which discontinuing operations	2,844	3,314	2,933
Deferred taxes	2,194	1,435	1,462
Deferred income	465	634	634
Balance sheet total	40,628	37,371	37,445

Bayer Group Consolidated Statements of Changes in Stockholders’ Equity (Summary)

€ million

			Net	Currency	Miscel-
	Capital stock	Retained	income	translation	laneous
	and reserves	earnings	(loss)	adjustment	items	Total
December 31, 2002	4,812	10,076	1,060	(593)	(20)	15,335
Dividend payment			(657)			(657)
Allocation to retained earnings		404	(403)			1
Exchange differences				(388)		(388)
Other changes in stockholders’ equity					118	118
Net income			714			714

June 30, 2003	4,812	10,480	714	(981)	98	15,123

December 31, 2003	4,812	10,479	(1,361)	(1,699)	(18)	12,213
Dividend payment			(365)			(365)
Allocation from retained earnings		(1,726)	1,726			0
Exchange differences				185		185
Other changes in stockholders’ equity					45	45
Net income			528			528
June 30, 2004	4,812	8,753	528	(1,514)	27	12,606

Notes

Key Data by Segment

2nd Quarter	Bayer HealthCare

			of which
			discontinuing
	Pharmaceuticals/		operations		Consumer Care/
	Biological Products		Plasma		Diagnostics		Animal Health

	2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter
Segments
€ million	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	1,190	1,040	153	162	800	843	214	225
– Change in €	+ 2.0%	– 12.6%			– 17.6%	+ 5.4%	+ 0.9%	+ 5.1%
– Change in local currencies	+ 15.2%	– 11.4%			– 4.2%	+ 9.5%	+ 15.1%	+ 8.8%
Intersegment sales	14	20			2	3	0	1
Operating result (EBIT)	150	65	(8)	11	191	107	45	45
Return on sales	12.6%	6.3%			23.9%	12.7%	21.0%	20.0%
Gross cash flow*	175	74	2	22	214	104	49	33
Net cash flow*	(152)	166	(28)	4	242	129	22	38
Depreciation and amortization	56	55	7	12	60	62	7	7

1st Half	Bayer HealthCare

			of which
			discontinuing
	Pharmaceuticals/		operations		Consumer Care/
	Biological Products		Plasma		Diagnostics		Animal Health

	1st Half		1st Half		1st Half		1st Half
Segments
€ million	2003	2004	2003	2004	2003	2004	2003	2004
Net sales (external)	2,321	2,216	293	310	1,598	1,613	393	403
– Change in €	– 4.2%	– 4.5%			– 16.8%	+ 0.9%	– 5.3%	+ 2.5%
– Change in local currencies	+ 8.6%	+ 0.3%			– 2.8%	+ 6.9%	+ 8.9%	+ 7.8%
Intersegment sales	22	21			3	4	1	2
Operating result (EBIT)	353	229	(23)	22	436	188	85	77
Return on sales	15.2%	10.3%			27.3%	11.7%	21.6%	19.1%
Gross cash flow*	364	197	(5)	33	458	213	90	59
Net cash flow*	(45)	84	(42)	(25)	448	234	42	45
Depreciation and amortization	111	96	14	12	123	119	15	12

* for definition see Bayer Group Key Data on page 2

2003 figures restated (for details see Notes, page 30 f)

						Lanxess
Bayer CropScience			Bayer MaterialScience
						Lanxess
						discontinuing
CropScience		Materials		Systems		operations		Reconciliation		Bayer Group

2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter

2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
1,567	1,642	694	800	1,160	1,291	1,451	1,592	180	150	7,256	7,583
+ 44.7%	+ 4.8%	– 7.3%	+ 15.3%	– 1.4%	+ 11.3%	– 11.9%	+ 9.7%			– 3.3%	+ 4.5%
+ 58.0%	+ 8.1%	+ 2.9%	+ 18.3%	+ 9.5%	+ 14.1%	– 5.3%	+ 11.6%			+ 7.3%	+ 7.1%
21	16	11	12	65	97	28	73	(141)	(222)
37	159	33	78	60	137	(47)	20	6	(87)	475	524
2.4%	9.7%	4.8%	9.8%	5.2%	10.6%	(3.2)%	1.3%			6.5%	6.9%
154	192	85	104	156	160	47	113	23	51	903	831
735	585	(22)	59	196	82	(74)	78	(10)	9	937	1,146
195	182	55	62	105	89	104	115	63	55	645	627

Bayer CropScience			Bayer MaterialScience			Lanxess

						Lanxess
						discontinuing
CropScience		Materials		Systems		operations		Reconciliation		Bayer Group

1st Half		1st Half		1st Half		1st Half		1st Half		1st Half

2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
3,228	3,374	1,389	1,500	2,332	2,468	2,960	3,070	391	301	14,612	14,945
+ 65.6%	+ 4.5%	– 3.1%	+ 8.0%	– 3.4%	+ 5.8%	– 8.3%	+ 3.7%			– 0.8%	+ 2.3%
+ 77.7%	+ 8.6%	+ 7.5%	+ 12.9%	+ 7.7%	+ 10.4%	– 0.8%	+ 6.8%			+ 9.8%	+ 6.6%
32	31	21	25	100	165	138	158	(317)	(406)
484	538	68	110	123	240	(30)	95	52	(133)	1,571	1,344
15.0%	15.9%	4.9%	7.3%	5.3%	9.7%	(1.0)%	3.1%			10.8%	9.0%
670	539	178	179	344	316	155	224	71	88	2,330	1,815
543	346	93	75	244	118	(123)	16	(80)	(71)	1,122	847
393	359	122	122	242	175	216	176	131	111	1,353	1,170

Key Data by Region

2nd Quarter

	Europe		North America

Regions	2nd Quarter		2nd Quarter
€ million	2003	2004	2003	2004
Net sales (external) – by market	3,098	3,254	2,299	2,293
Net sales (external) – by point of origin	3,443	3,653	2,317	2,302
of which discontinuing operations	977	1,096	420	444
– Change in €	– 2.1%	+ 6.1%	– 1.5%	– 0.6%
– Change in local currencies	– 1.2%	+ 6.1%	+ 16.7%	+ 4.9%
Interregional sales	963	951	518	532
Operating result (EBIT)	159	239	145	155
of which discontinuing operations	(21)	5	(46)	3
Return on sales	4.6%	6.5%	6.3%	6.7%
Gross cash flow*	421	414	334	247

1st Half

	Europe		North America

Regions	1st Half		1st Half
€ million	2003	2004	2003	2004
Net sales (external) – by market	6,450	6,569	4,416	4,388
Net sales (external) – by point of origin	7,154	7,307	4,499	4,466
of which discontinuing operations	1,950	2,036	888	930
– Change in €	+ 2.7%	+ 2.1%	– 4.0%	– 0.7%
– Change in local currencies	+ 3.4%	+ 2.3%	+ 14.0%	+ 9.1%
Interregional sales	2,070	2,053	982	968
Operating result (EBIT)	998	794	247	294
of which discontinuing operations	4	78	(85)	(1)
Return on sales	14.0%	10.9%	5.5%	6.6%
Gross cash flow*	1,356	1,073	649	420

* for definition see Bayer Group Key Data on page 2

2003 figures restated (for details see Notes, page 30 f)

Asia/		Latin America/
Pacific		Africa/Middle East		Reconciliation		Bayer Group

2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter
2003	2004	2003	2004	2003	2004	2003	2004
1,116	1,240	743	796			7,256	7,583
965	1,064	531	564			7,256	7,583
142	146	65	68			1,604	1,754
– 10.6%	+ 10.3%	– 4.7%	+ 6.2%			– 3.3%	+ 4.5%
+ 4.8%	+ 11.9%	+ 19.0%	+ 14.6%			+ 7.3%	+ 7.1%
72	60	45	38	(1,598)	(1,581)
94	120	135	61	(58)	(51)	475	524
8	31	4	(8)			(55)	31
9.7%	11.3%	25.4%	10.8%			6.5%	6.9%
90	111	111	66	(53)	(7)	903	831

Asia/		Latin America/
Pacific		Africa/Middle East		Reconciliation		Bayer Group

1st Half		1st Half		1st Half		1st Half
2003	2004	2003	2004	2003	2004	2003	2004
2,287	2,362	1,459	1,626			14,612	14,945
1,933	2,020	1,026	1,152			14,612	14,945
284	283	131	131			3,253	3,380
–3.7%	+ 4.5%	– 5.0%	+ 12.3%			– 0.8%	+ 2.3%
+ 10.3%	+ 9.6%	+ 27.0%	+ 19.6%			+ 9.8%	+ 6.6%
131	111	82	74	(3,265)	(3,206)
199	210	233	160	(106)	(114)	1,571	1,344
18	36	10	4			(53)	117
10.3%	10.4%	22.7%	13.9%			10.8%	9.0%
204	209	202	145	(81)	(32)	2,330	1,815

Notes to the Interim Report for the Second Quarter of 2004

Accounting policies

Like the financial statements for 2003, the unaudited, consolidated financial statements for the second quarter of 2004 have been prepared according to the rules issued by the International Accounting Standards Board (IASB), London. Reference should be made as appropriate to the notes to the 2003 statements. IAS 34 (Interim Financial Reporting) has been applied in addition.

To enhance the transparency of our reporting, we have reclassified certain income and expense items related to funded pension obligations as of January 1, 2004. Through December 31, 2003, the balance of all income and expenses related to funded defined benefit plans was recognized in the operating result. Only the interest cost for unfunded pension obligations was included in the non-operating result under other non-operating expense. Effective January 1, 2004, all interest cost — including that pertaining to funded pension obligations — is reflected in the non-operating result. The same applies to the return on plan assets. This reporting change has the effect of increasing the operating result for fiscal 2003 by €84 million and reducing the non-operating result by the same amount. This effect is fairly evenly spread over the four quarters and impacts all segments.

Also effective January 1, 2004 and likewise for reasons of transparency, we have altered our gross cash flow computation, which continues to reflect changes in pension provisions but no longer takes into account the changes in any other long-term provisions. The latter are now reflected only in the reconciliation of gross cash flow to net cash flow. The net cash flow remains unaffected. Direct comparison between changes in pension provisions and the corresponding balance sheet items is facilitated as a result.

Segment reporting

With effect from January 1, 2004, we have adjusted our segment reporting to reflect the realignment of the Bayer Group. Our Bayer MaterialScience subgroup is divided into the Materials and Systems segments. In light of our plans to list Lanxess on the stock market by the beginning of 2005 at the latest, this segment is reported under discontinuing operations.

Leverkusen, August 25, 2004

Bayer Aktiengesellschaft

The Board of Management

Dates

First Half Results	Spring Financial News Conference
Tuesday, August 31, 2004	Tuesday, March 15, 2005

London Investor Conference	Spring Investor Conference
Tuesday, August 31, 2004	Tuesday/Wednesday, March 15/16, 2005

Fall Financial News Conference	Annual Stockholders’ Meeting 2005
Thursday, November 25, 2004	Friday, April 29, 2005

Fall Investor Conference	Payment of Dividend
Thursday/Friday, November 25/26, 2004	Monday, May 2, 2005

Publisher Bayer AG 51368 Leverkusen Germany	If you would like to receive the Bayer Stockholders’ Newsletter in electronic rather than print form in future, please send an e-mail to the editor.

Editor
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Forward-Looking Statements

This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects”or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter.

These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

	By:	/s/ ppa. Alexander Rosar

Name: Alexander Rosar
Title: Head of Investor Relations

	By:	/s/ Armin Buchmeier

Name: Armin Buchmeier
Title: Senior Counsel

Date: August 31, 2004